UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 2017.

OR

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the transition period from ____________ to ____________
Commission file number 1-4422

A.	Full title of the plan and address of the plan, if different from that of issuer named below:
ROLLINS, INC.

ROLLINS 401(k) SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:
ROLLINS, INC.
2170 PIEDMONT ROAD, N.E.
ATLANTA, GA 30324

Rollins 401(k) Savings Plan

Financial Statements

December 31, 2017 and 2016

Contents

Report of Independent Registered Public Accounting Firm	3

Financial Statements:

Statements of Net Assets Available for Benefits	4
Statement of Changes in Net Assets Available for Benefits	5
Notes to Financial Statements	6 –14

Supplemental Information:	15
Form 5500, Schedule H, Part IV, Line 4i, Schedule of Assets (Held at End of Year)	16
Signatures	17
Ex-23.1 Consent of Independent Registered Public Accounting Firm	18

Note: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Plan Participants of the
Rollins 401(k) Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Rollins 401(k) Savings Plan (the Plan) as of December 31, 2017 and 2016, and the related statement of changes in net assets available for benefits for the year ended December 31, 2017, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the year ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2017 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Windham Brannon, P.C.

We have served as the Plan’s auditor since 2007.

Atlanta, Georgia
June 22, 2018

Rollins 401(k) Savings Plan

Statements of Net Assets Available for Benefits
December 31, 2017 and 2016

	2017	2016
ASSETS
INVESTMENTS:
Investments at fair value (Note 3)	$577,180,735	$456,178,858
Investment at contract value (Note 4)	88,383,675	87,129,351
Total Investments	665,564,410	543,308,209
RECEIVABLES:
Employer contributions	2,523,199	2,424,970
Employee contributions	—	177,157
Transfer-in receivable	10,957,714	—
Notes receivable from participants	14,787,972	13,348,559
Total Receivables	28,268,885	15,950,686

NET ASSETS AVAILABLE FOR BENEFITS	$693,833,295	$559,258,895

The accompanying notes are an integral part of these financial statements.

Rollins 401(k) Savings Plan

Statement of Changes in Net Assets Available for Benefits
for the Year Ended December 31, 2017

ADDITIONS
Additions to net assets attributed to:
Investment Income:
Net appreciation in investments	$133,579,105

Interest income on notes receivable from participants	765,282
Contributions:
Employer (Note 1)	10,383,907
Participants	28,261,556
Rollovers	1,926,243
40,571,706
Total Additions	174,916,093

DEDUCTIONS
Deductions from net assets attributed to:
Benefits paid to participants	51,177,649
Administrative expenses	148,888
Total Deductions	51,326,537
Net Increase	123,589,556

Net transfer of assets into the Plan (Note 1)	10,984,844

NET ASSETS AVAILABLE FOR BENEFITS:
BEGINNING OF YEAR	559,258,895
END OF YEAR	$693,833,295

The accompanying notes are an integral part of these financial statements.

Rollins 401(k) Savings Plan

Notes to Financial Statements

December 31, 2017 and 2016

1.	DESCRIPTION OF PLAN

The following brief description of the Rollins 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan, as amended and restated, is a defined contribution plan covering all employees of Rollins, Inc. (the “Company”), and its subsidiaries that participate in the Plan. The exceptions are for those who are members of a collective bargaining unit, or employees of PCO Services, Inc. (the Company’s Canadian subsidiary), Western Industries-North, LLC, Western Industries-South, LLC (with the exception of the Western Sales Employees, Supervisors and Managers as amended with the Plan Restatement) and Waltham Services, LLC union employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

The Plan administrator has the discretion to provide transfers to and from defined contribution plans maintained by related companies. This provision is intended primarily to facilitate periodic transfers to and from the Western Industries Retirement Savings Plan (“Western Plan”) and Waltham Services, LLC Tax-Favored Employees’ Savings Plan (“Waltham Plan”), without requiring participant elections, but may also apply to other 401(k) plans acquired in other acquisitions.

The Plan has designated the Plan investment fund invested primarily in Rollins, Inc. common stock as an employee stock ownership plan within the meaning of Section 4975(e)(7) of the Internal Revenue Code (the “Code”). The Administrative Committee may allow participants to elect to receive dividends on Rollins, Inc. common stock in cash as taxable compensation or to have such dividends paid to the Plan and reinvested in Rollins, Inc. common stock with taxes deferred. Participants may exercise voting, tendering and similar rights with respect to shares of Rollins, Inc. common stock held in their accounts under the Plan agreement.

Eligibility

Employees are eligible to participate in the Plan on the first day of the quarter on or following the completion of three months of service for fulltime employees and following one year of service and 1,000 hours for non-fulltime employees, as defined in the Plan.

The Company may establish different eligibility requirements and enrollment procedures with respect to employees who are employed as a result of a corporate transaction.

Rollins 401(k) Savings Plan

Notes to Financial Statements

December 31, 2017 and 2016

Contributions

Eligible employees are automatically enrolled in the Plan, and pre-tax contributions are withheld at 3% of eligible compensation unless the employee elects differently. Participants may contribute from 1% to 75% of their compensation to the Plan via payroll deductions, except for highly compensated employees who may contribute from 1% to 7% of their compensation. This limit was changed to 8% effective August 1, 2017. Contributions by participants are not to exceed the annual maximum limitations of the Code, which for 2017 was $18,000. Participants age 50 or older may also make additional “catch-up” contributions limited to $6,000 in 2017. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (rollovers).

The Company provides a matching contribution to participants equal to 50 cents for every dollar a participant contributes that does not exceed 6% of their annual eligible compensation. Effective January 1, 2018, the matching contribution changed to dollar for dollar on the first 3% and 50 cents on the next 3% a participant contributes of eligible compensation (6% maximum). The Company matching contributions are made at the end of each calendar quarter. In order to receive the Company match, the participant must be actively employed on the last day of the calendar quarter. For the year ended December 31, 2017, the Company contributed approximately $10.4 million in matching contributions.

Effective December 31, 2017, another defined contribution plan sponsored by the Company, Northwest Exterminating Co, Inc. 401(k) Profit Sharing Plan merged its participant accounts into the Plan and its participants joined the Plan; however, the account balances including contributions and notes receivables of $10,957,714 attributable to these participants were transferred to the Plan in January 2018.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, rollovers, the Company’s contributions and earnings on the investments in their account and is charged with specific transaction fees. Participants direct the investment of their contributions and the Company’s contribution into various investment options offered by the Plan. The Plan currently offers a synthetic guaranteed investment contract (GIC), fifteen mutual funds, and the Company’s common stock as investment options for participants. Participants may change their investment options on a daily basis. The default investment fund is selected by the Administrator. The Administrator has elected GoalMaker (an asset allocation model based on the participant’s expected retirement date which includes various fund options offered by the Plan) as the default investment option. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Approximately 18% of participants are no longer employees of the Company.

Rollins 401(k) Savings Plan

Notes to Financial Statements

December 31, 2017 and 2016

Notes Receivable from Participants

The Plan provides for loans to participants up to the lesser of 50% of the individual participant’s vested account balance of employee contributions plus actual earnings thereon or $50,000. Principal and interest are paid ratably through payroll deductions. A participant’s loan payments of principal and interest are allocated to their account and invested according to their current investment elections. Loan terms range from 1 to 5 years. Participant loans are secured by the balance in the participant’s account and bear interest at a rate equal to prime plus 2%. Interest rates are updated quarterly. The update takes place on the last business day of the calendar quarter effective for loans made on or after the first business day of the subsequent quarter. Interest rates on outstanding loans as of December 31, 2017 and 2016 ranged from 4.25% to 10.25%. Participants may only have one loan outstanding at a time.

Vesting

Participants are vested immediately in their contributions plus actual earnings thereon. Participants who previously participated in predecessor plans may be subject to different vesting schedules. Effective January 1, 2016, active participants vest in Company matching contributions plus actual earnings thereon based on the following schedule:

Vested Percentage
Years of service:
Less than one	0%
One, but less than two	20%
Two, but less than three	40%
Three, but less than four	60%
Four, but less than five	80%
Five or more	100%

If a participant terminated employment before January 1, 2016, they vested in Company match- ing contributions plus actual earnings based on the prior six year graded schedule.

Forfeitures

Forfeited non-vested accounts are used to reduce employer contributions. Total forfeitures used to reduce employer contributions were $618,334 in 2017. Forfeited non-vested accounts were $182,762 and $126,646 at December 31, 2017 and, 2016, respectively.

Rollins 401(k) Savings Plan

Notes to Financial Statements

December 31, 2017 and 2016

Payment of Benefits

Upon retirement, death, total and permanent disability, or termination for any reason, the participant or their beneficiary may receive the total value of their vested account in either a lump sum distribution, a rollover of assets into another qualified plan, or in systematic distributions.

A participant may also elect to withdraw all or a portion of his or her account at any time through hardship provisions as defined by the Code and subject to approval by the Company. After a hardship withdrawal, a participant may not make any contributions into their account for a period of six months.

The Plan provides that if an employee terminates employment and their vested account balance in the Plan is more than $1,000 but not more than $5,000, and they do not elect either to receive or roll over a single lump-sum payment, their account will be rolled over into an Individual Retirement Account (“IRA”).

Effective January 1, 2016 participants who are active employees may withdraw all or a part of their accounts, including the Company matching contributions, upon reaching age 59 1/2 or upon becoming disabled.

Participant Transaction Charges

All loan fees, investment transaction fees, and recordkeeping fees are paid by participants through a per-participant charge, and all revenue-sharing amounts received by the Company are returned to the Plan, which are then allocated to participant accounts in accordance with ERISA. Loan fees are charged directly to the participant requesting the loan. Transaction and recordkeeping fees are included in the administrative expenses. The Company paid all other administrative expenses of the Plan during 2017.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their accounts.

Rollins 401(k) Savings Plan

Notes to Financial Statements

December 31, 2017 and 2016

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

Investments held by a defined contribution plan are required to be reported at fair value, except for the fully benefit-responsive investment contract. Contract value is the relevant measure for the portion of the net assets available for benefits of a defined contribution plan attributable to the fully benefit-responsive investment contract because contract value is the amount participants normally would receive if they were to initiate permitted transactions under the terms of the Plan.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes in those assets and liabilities, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments are reported at fair value (except for the fully benefit-responsive investment contract, which is reported at contract value). Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan’s Investment Committee determines the Plan’s valuation policies utilizing information provided by the investment advisers, custodians, and insurance company. See Note 3 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments purchased and sold as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants are carried at their unpaid principal balance. Interest income is recognized when received, primarily per pay period. As delinquent participant notes receivable 90 days past the due date are recorded as distributions based on the terms of the Plan agreement, no allowance for credit losses has been recorded as of December 31, 2017 or 2016.

Payment of Benefits

Benefit payments are recorded when paid.

Rollins 401(k) Savings Plan

Notes to Financial Statements

December 31, 2017 and 2016

3. FAIR VALUE MEASUREMENTS

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The three levels of the fair value hierarchy under Topic 820 are described as follows:

Level 1	Quoted prices in active markets that the plan has ability to access for identical assets or liabilities

Level 2
Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities

Level 3	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities

The following describes the valuation methodologies used for assets measured at fair value:

Mutual funds and common stock – These investments consist of various publicly-traded mutual funds and the Company’s common stock and are categorized as Level 1. The fair values are based on quoted market prices for the identical securities.

Rollins 401(k) Savings Plan

Notes to Financial Statements

December 31, 2017 and 2016

Fair value information for investments that are measured on a recurring basis was as follows at December 31, 2017 and 2016:

	Fair Value Measurements at December 31, 2017
	Level 1	Level 2	Level 3	Total

Mutual Funds	$303,487,685	$-	$-	$303,487,685
Rollins, Inc. Common Stock	273,693,050	-	-	273,693,050

Total investments, at fair value	$577,180,735	$-	$-	$577,180,735

	Fair Value Measurements at December 31, 2016
	Level 1	Level 2	Level 3	Total

Mutual Funds	$245,336,555	$-	$-	$245,336,555
Rollins, Inc. Common Stock	210,842,303	-	-	210,842,303

Total investments, at fair value	$456,178,858	$-	$-	$456,178,858

4. FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACT

The Plan holds a portfolio of investment contracts that comprises a synthetic investment contract. This contract meets the fully benefit-responsive investment contract criteria and therefore is reported at contract value. Contract value is the relevant measure for fully benefit-responsive investment contracts because this is the amount received by participants if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions made under each contract, plus earnings, less participant withdrawals, and administrative expenses.

The synthetic GIC is a wrap contract paired with underlying investments which are owned by the Plan. The underlying investments consist of high-quality, intermediate fixed income securities. The trust’s crediting interest rate on the synthetic GIC is determined using an explicit formula specified in the interest schedule within the synthetic GIC contract. The rate is reset every six months.

Rollins 401(k) Savings Plan

Notes to Financial Statements

December 31, 2017 and 2016

5. INCOME TAX STATUS

The Plan received a determination letter from the Internal Revenue Service dated February 17, 2016, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan has been amended since receiving the determination letter: however, the Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and has no income subject to unrelated business income tax. Therefore, the Plan Administrator believes that the Plan, as amended, is qualified and the related trust is tax exempt. The Plan’s income tax returns for the past three years are subject to examination by taxing authorities and may change upon examination.

6. TRANSACTIONS WITH PARTIES-IN-INTEREST

At December 31, 2017 the Plan held approximately 5.9 million shares of Rollins, Inc. common stock; whereas at December 31, 2016 the Plan held approximately 6.2 million shares of Rollins, Inc. common stock. The fair value of the Plan’s investment in Rollins, Inc. common stock at December 31, 2017 and 2016 was approximately $273.7 million and $210.8 million, respectively.

During 2017, the Plan received approximately $3.4 million in dividends on Rollins, Inc. common stock, which was used to purchase additional shares of that stock.

At December 31, 2017 and 2016, the Plan investments include a synthetic GIC that is managed directly by Prudential Retirement Insurance and Annuity Company. Prudential Retirement Insurance and Annuity Company is a service provider for the Plan; therefore, transactions in this security qualify as party-in-interest transactions.

Rollins 401(k) Savings Plan

Notes to Financial Statements

December 31, 2017 and 2016

7. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2017 and 2016:

	2017	2016

Total net assets available for benefits per the financial statements	$693,833,295	$559,258,895
Less: current year employer and employee receivables	(2,523,199)	(2,602,127)
Less: current year transfer-in receivables	(10,957,714)	—

Total net assets available for benefits per the Form 5500	$680,352,382	$556,656,768

The following is a reconciliation of the total increase in net assets available for benefits per the financial statements to the Form 5500 for the year ended December 31, 2017:

2017
Increase in net assets available for benefits per the financial statements	$123,589,556
Less: current year employer receivables	(2,523,199)
Add: prior year employer and employee receivables	2,602,127

Increase in net assets available for benefits per the Form 5500	$123,668,484

Supplemental Information

ROLLINS 401(k) SAVINGS PLAN

EIN: 51-0068479 Plan No: 002
FORM 5500, SCHEDULE H, Part IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2017

	(b)
	Identity of Issue,	(c)
	Borrower,	Description of	(e)
(a)	Lessor, or Similar Party	Investment	Current Value

	Investments at Fair Value:
	Metropolitan West Funds	Metropolitan West Total Return Inst Fund	$32,939,584
	Victory Funds	Victory Small Company Opp Funds	3,486,180
	Victory Funds	Victory SYCA Estb Val	19,999,911
	Vanguard Funds	Vanguard Windsor II Adm Fund	41,604,324
	Vanguard Funds	Vanguard Tru 500 Admiral	11,755,542
	Vanguard Funds	Vanguard Total Bond Index	1,262,458
	Vanguard Funds	Vanguard Total STK Admiral	1,150,694
	Vanguard Funds	Vanguard Small Cap Index Admiral	1,814,464
	Vanguard Funds	Vanguard Mid Cap Index FD	1,865,443
	T. Rowe Price Funds	T Rowe Price New Horizons Fund	25,137,210
	Hartford	Hartford Midcap Fund	4,188,092
	American Funds	Capital World G/I R4	11,150,935
	American Funds	American Europacific Growth R4 Fund	42,149,815
	Oakmark Funds	Oakmark Equity & Income Fund	38,268,822
	Franklin Funds	Franklin Growth Adv	66,714,211
*	Rollins, Inc	Common Stock	273,693,050
			577,180,735
	Investment at Contract Value:
*	Prudential	Prudential Guaranteed Fund-Rollins, Inc.	88,383,675
	Prudential Core Conservative Bond Fund
*	Participant Loans	Interest rates ranging from 4.25% to 6.25%	14,787,972
		Assets held at end of year	$680,352,382

*	Indicates a party-in-interest to the Plan.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ROLLINS 401(k) Savings Plan
(Registrant)

June 25, 2018	By:	/s/ James C. Benton Jr
James C. Benton Jr
Managing Director Compensation and Benefits

INDEX OF EXHIBITS

Exhibit Number

(23.1)	Consent of Windham Brannon, P.C., Independent Registered Public Accounting Firm.